Exhibit 4.1
ISSC Technologies Corp.
2011 Employee Stock Option Issuance and Subscription Policy
(Amended and Restated December 12, 2014)

1.Purpose. This Amended and Restated 2011 Employee Stock Option Issuance and Subscription Policy (the “Policy”) sets forth the terms and conditions of ISSC Technologies, Inc. (“ISSC”) stock options granted under the First and Second ISSC 2011 Employee Stock Option Issuance and Subscription Policy (the “Options”) and assumed by Microchip Technology Incorporated (“Microchip”) pursuant to an Agreement and Plan of Merger entered into by ISSC and Microchip Technology (Barbados) II Incorporated, dated May 22, 2014 (the “Merger Agreement”). On June 18, 2014, ISSC became a majority owned company within Microchip’s corporate control (the “Merger”) and all outstanding and unexercisable Options were to be assumed and converted into options to purchase Microchip Common Stock (the “Assumed Options”).
2.    Scope. The Policy governs the Assumed Options. No new awards will be granted under the Policy.
3.    Eligibility. The Policy permitted issuance of Options to ISSC’s formal, full-time employees. The number of Options each eligible employee may be issued shall depend on their seniority, grade, work performance, past and expected contributions, special accomplishments and other management concerns. Details of which were determined by the ISSC Chairman prior to submitting for ISSC Board of Director’s acknowledgment.
4.    Assumed Options. As a result of the Merger, the Assumed Options were adjusted so they applied to an adjusted number of shares of Microchip common stock (“Common Stock”) with an adjusted exercise price, pursuant to the terms of the Merger Agreement. The number of Microchip common shares covered by each Assumed Option was determined by multiplying the number of ISSC shares subject to the Assumed Option immediately prior to the closing of the Merger by 0.101 (the “Exchange Ratio”). The result, rounded down to the nearest whole number, is the number of Microchip common shares subject to each Assumed Option. The per share exercise price of each Assumed Option was also adjusted by dividing the original exercise price by the Exchange Ratio and rounding up to the nearest whole cent.

5.	Terms of Exercise.
(a)    Stock option duration (maturity). Holders of Assumed Options are entitled to exercise the vested percentages shown below (measured from the original grant date). Assumed Options have a duration of six years. Holders of Assumed Options may not transfer, pledge, surrender or otherwise dispose of their ownership and rights over the Assumed Options to any other party, except in the case of inheritance.

Time	Percentage (cumulative) of exercisable stock options
After 2 years	50%
After 3 years	75%
After 4 years	100%
This means that employees are not entitled to exercise Options for the first two years from grant, but may exercise 50% of Options held after two years, 75% of Options held after three years, and all Options held after four years.
(b)    Duration. The Assumed Options have a duration of six years, starting from the day after they are issued. Unexercised Assumed Options (regardless of maturity) will be voided at the end of their duration. Assumed Options shall be subject to the following treatment in the event of resignation, inheritance or breach of policy:
(i)    Voluntary resignation or dismissal in accordance with the Labor Standards Act: Any Assumed Options that are still exercisable shall be exercised within 30 days from the date of resignation. If the 30-day timeframe coincides with any of the non-exercisable periods stated in this policy, then the exercise deadline shall be extended for the number of days that the Assumed Options are rendered non-exercisable. All rights and obligations attached to exercisable Assumed Options will be voided if not exercised within the above period. Assumed Options that are not exercisable on the date of resignation will be voided with immediate effect.
(ii)    Retirement: Employees may retain full rights to all Assumed Options in which they are vested. Retirees are still subject to the 2-year holding period before exercising their Assumed Options, but are not restricted by the percentages described in Paragraph 5(a) of this Section. However, these Assumed Options must be fully exercised within one year from the date of retirement or from the date they satisfy their 2-year holding period requirement (whichever is the later).

(iii)    Death: In the event of death, the employee’s heir may inherit any exercisable Assumed Options in the possession of the employee at the time of death, and exercise them within one year from the date of death. Non-exercisable Assumed Options are considered to have been waived at the time of death, which the heir may no longer claim against ISSC or Microchip. Anyone who gains the right to exercise the Assumed Options through statutory succession must complete the necessary ownership transfers and inheritance procedures according to law, and present the relevant documentary proof to be able to exercise their inherited Assumed Options. The time taken for applications and subscriptions should not exceed the duration of the stock option.
(iv)    Disability or death due to occupational hazards.
(1)    Employees who have been disabled and are unable to work due to occupational hazards may retain full rights to all Assumed Options they have been vested with after their resignation. They are still subject to the 2-year holding period before exercising their stock options, but are not restricted by the percentages described in Paragraph 5(a) of this Section. However, these Assumed Options must be fully exercised within one year from the date of retirement or from the date they satisfy their 2-year holding period requirement (whichever is the later).
(2)    If an employee dies from an occupational hazard, the employee's heir may inherit all outstanding Assumed Options in the possession of the employee. These Assumed Options are still subject to the 2-year holding period before exercise, but are not restricted by the percentages described in Paragraph 5(a) of this Section. However, these Assumed Options must be fully exercised within one year from the date of death or from the date they satisfy their 2-year holding period requirement (whichever is the later). Anyone who gains the right to exercise the Assumed Options through statutory succession must complete the necessary ownership transfers and inheritance procedures according to law, and present the relevant documentary proof to be able to exercise their inherited stock options. The time taken for applications and subscriptions should not exceed the duration of this Assumed Option.
(v)    Redundancy: Any Assumed Options that are still exercisable shall be exercised within three months from the date of redundancy. If the three-month timeframe coincides with any of the non-exercisable periods stated in this policy, then the exercise deadline shall be extended for the number of days that the Assumed Options are rendered non-exercisable. All rights and obligations attached to exercisable Assumed Options will be voided if not exercised within the above period. Assumed Options that are not exercisable on the date of redundancy will be voided with immediate effect, unless otherwise approved by the Administrator or authorized persons thereof.

(vi)    Extended unpaid leave: Employees who go on extended unpaid leave of absence are required to exercise all exercisable Assumed Options within thirty days from the date the extended leave commences. If the 30-day timeframe coincides with any of the non-exercisable periods stated in this policy, then the exercise deadline shall be extended for the number of days in which the Assumed Options are rendered non-exercisable. Employee's rights to exercise will be suspended if not used within the above period, and deferred until the time the employee is reinstated. Employees may still retain their entitlements over non-exercisable Assumed Options upon reinstatement; however, the holding period requirement needs to be deferred for the length of the extended unpaid leave, and is still subject to the duration of the Assumed Option.
(vii)    Job transfers: Employees who request to transfer to other affiliated companies or investees of ISSC are considered to have voluntarily resigned with regards to the treatment of Assumed Options. Rights and obligations of stock options of employees who have been ordered by Microchip or any authorized persons thereof to transfer to other affiliated companies or investees will not be affected in any way.
(viii)    Violations: If an employee is found to have committed major violations against their employment contract, work rules or the policies of Microchip or a subsidiary (including ISSC), Microchip may revoke part or all exercisable as well as non-exercisable Assumed Options issued to that employee prior to the violation or before the time the evaluation is concluded. The severity of violations that would qualify for such penalty shall be determined based on the employment contract, work rules and appraisal standards.
Stock option holders and their heirs are deemed to have waived the right to exercise if they do not exercise their stock options within the abovementioned timeframes. Any Assumed Options that have been voided, forfeited or waived under this policy shall be written off and no replacement issue will be made.
6.    Mode of implementation. Microchip will issue shares of Common Stock upon exercise of Assumed Options pursuant to its customary option exercise procedure and the terms of this Policy.
7.    Adjustments; Corporate Transactions. Subject to any required action by the stockholders of the Microchip, the number of shares of Common Stock covered by each outstanding Assumed Option, as well as the price per share of Common Stock covered by each such outstanding Assumed Option shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by Microchip. Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award. In the event of a corporate merger, share-based acquisition or divestment affecting Microchip, the Assumed Options shall be treated according to the relevant M&A contract, the divestment plan and any regulations deemed relevant by the Administrator.
8.    Exercising procedures.
(a)    Holders may exercise Assumed Options at times allowed in this Policy by submitting an electronic notice to Microchip’s share administration agency, pursuant to the method required by the Administrator.
(b)    Once the electronics has been accepted by Microchip’s share administration agency, the Assumed Option holder will be notified to pay subscription proceeds into the designated bank account. The exercised stock options will be voided if the holder fails to make payment as instructed, and no further claims can be made on them. It is imperative that the Assumed Option holders complete their subscription requests and make payments no later than one business day before the non-exercisable period stated in this policy.
(c)    Once the subscription proceeds have been collected in full by Microchip’s share administration agency, the number of shares of Common Stock subscribed will be posted onto the company's shareholder registry and delivered to the subscriber in a manner compliant with law.
9.    Rights and obligations after exercising. Any shares of Common Stock issued following the exercise of Assumed Options shall carry identical rights and obligations as do the company's existing shares of Common Stock.
10.    Taxation. Shares subscribed through stock options and the trading of such are subject to taxation under the tax laws of the Republic of China, except as otherwise required by applicable law.
11.    Contract signing and confidentiality. Each award of Assumed Option is evidenced by an Employee Stock Option Agreement, setting forth the exercise price, number of shares of Common Stock, exercise restrictions and certain other terms. Those who do not sign the agreement in the manner required are deemed to have waived their rights. Those who sign the agreement must comply with the confidentiality clause and refrain from revealing details to any third party.

12.    Practical details. Assumed Option holders will be notified individually on the quantity of stock options vested in their possession, as well as details on exercising, proceeds payments, allocation, time of application etc.
13.    Administration. The Policy will be administered by the Compensation Committee of the Board of Directors of Microchip (the “Committee”) or the director or officer to whom it has delegated such responsibility (the “Administrator”). Subject to the terms of the Policy, the Administrator is authorized to make all determinations necessary or advisable for administering the Policy. The Administrator’s decisions, determinations and interpretations will be final and binding on all holders of Assumed Options.
14.    Other Material Issues. Any matters that are not addressed in this Policy shall be governed by the relevant regulations. The Committee may amend the Plan, provided no amendment will impair the rights of any holder of an Assumed Option without his or her written consent.

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